

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2013

Via E-mail
Thomas E. Richards
Chief Executive Officer
CDW Corporation
200 N. Milwaukee Avenue
Vernon Hills, Illinois 60061

> **Re:** **CDW Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 20, 2013**
> **File No. 333-187472**

Dear Mr. Richards:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Consolidated Statement of Operations, pages 47 - 48

1. We reviewed your response and the revisions to your disclosure in response to comment 12 in our letter dated April 19, 2013. Please clarify whether or not you will have a signed agreement that terminates the prior Management Service Agreement <u>before</u> the closing of the offering. Please note that a signed agreement after the closing of the offering would call into question the "factually supportable" notion of the pro forma adjustment related to the Management Service Agreement termination.

Exhibit 5.1

2. We note your response to comment 3 and the statement that your amended and restated charter will become effective prior to the registration statement's effectiveness. We believe that this statement implies that your amended and restated charter will be filed with Delaware's Secretary of State prior to the registration statement's effectiveness.

Based on such timing, it is inappropriate for counsel to assume that your amended and restated charter "has been duly filed with the Secretary of State of the State of Delaware" because counsel's opinion must speak as of the registration statement's effectiveness. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tony Watson at (202) 551-3318 or Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Lilyanna Peyser at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Christine A. Leahy
        CDW Corporation

        James S. Rowe
        Kirkland & Ellis LLP